Exhibit 99.2

EVOGENE LTD.

13 Gad Feinstein St.
Park Rehovot P.O.B 2100
Rehovot 7612002, Israel

__________________________

PROXY STATEMENT
_________________________

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2020 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2020 Annual General Meeting of Shareholders that was published by the Company on September 10, 2020. The Meeting will be held at 3:00 p.m. (Israel time) on Monday, October 19, 2020, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

The notice of annual general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.02 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about September 16, 2020.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Thursday, September 10, 2020, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.
Re-election of each of (a) Ms. Sarit Firon, (b) Mr. Martin S. Gerstel, (c) Mr. Ziv Kop, (d) Dr. Adrian Percy, (e) Mr. Leon Y. Recanati and (f) Dr. Oded Shoseyov for a one-year term as a director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his or her successor is duly elected and qualified.

2.
Ratification and approval of past and future annual option grants to each of our Chairman of the Board, Mr. Martin S. Gerstel, and our director, Mr. Leon Y. Recanati (in the case of future option grants, subject to their reelection as directors pursuant to Proposal 1(b) and 1(e), respectively).

3.	Approval of the grant of options to purchase 500,000 of the Company’s ordinary shares to the Company’s President & Chief Executive Officer, Mr. Ofer Haviv.

4.
Approval and ratification of the Company’s procuring coverage, and the Company’s payment of premiums and deductibles, consistent with market terms and not material to the Company, under its renewed director and officer liability, or D&O, insurance policies.

5.
Approval of an amendment to the Company’s Officers Compensation Policy that inserts detail as to the maximum coverage levels under the Company’s D&O insurance policies and requires that premiums and deductibles paid by the Company under its D&O insurance policies be consistent with market terms and not material to the Company.

6.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2019.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all of the above proposals.

Quorum

As of the close of business on September 3, 2020, we had 31,638,525 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing 25% of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

In addition, the approval of each of Proposals 3 and 5 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of Proposal 3 only, a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposals 3 and 5 and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposals 3 or 5, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 3 or 5 (as applicable). In order to confirm that you are not a controlling shareholder and that you lack a personal interest in the approval of that proposal and in order to therefore be counted towards or against the special majority required for the approval of those proposals, you must check the box “FOR” in Item 3A and 5A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 3 and 5, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a personal interest and you wish to participate in the vote on Proposals 3 and/or 5, you should check the box “AGAINST” in Item 3A and/or 5A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 3 and/or 5, but will not be counted towards or against the special majority required for approval of Proposals 3 and/or 5.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, September 10, 2020, the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 10, 2020, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, American Stock Transfer & Trust Company. The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Guy Kofman, Legal Advisor or Sassi Masliah, VP Legal Affairs & Company Secretary, or email it to us at e-mail addresses: guy.kofman@evogene.com; sassi.masliah@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 a.m., Eastern time, on Sunday, October 18, 2020 for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 11 a.m., Israel time, on Monday, October 19, 2020. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card.  If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1, 2, 4, or 6, your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposals 3 or 5, your proxy will not be voted on those proposals (unless you complete Items 3A and 5A, thereby indicating whether you are a controlling shareholder and/or possess a personal interest (i.e., a conflict of interest) with respect to Proposals 3 and 5, in which case your proxy will be voted “FOR” Proposals 3 and 5.

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on Saturday, October 17, 2020 to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on September 10, 2020 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (September 10, 2020). Please then deliver, mail (via registered mail), fax or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Guy Kofman, Legal Advisor, or Sassi Masliah, VP Legal Affairs & Company Secretary, e-mail addresses: guy.kofman@evogene.com; sassi.masliah@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 11 a.m., Israel time, on October 19, 2020) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than six hours before the time fixed for the Meeting (i.e., by 9 a.m., Israel time, on October 19, 2020). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Attending Meeting in Person

Israeli legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. We furthermore desire to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Meeting.

Consequently, we strongly encourage shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder holding ordinary shares as of the record date for the Meeting (September 10, 2020) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the Company’s VP Legal Affairs & Company Secretary, Sassi Masliah— email (sassi.masliah@evogene.com) or telephone (+972-8-931-1900) — on or prior to 6:00 p.m., Israel time (11 a.m. Eastern time), on October 12, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership described in the enclosed proxy statement for the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact the Company’s VP Legal Affairs & Company Secretary via telephone.

Based on the number of responses that the Company receives from shareholders interested in attending the Meeting, the Company will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the Israeli coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date). The Company will respond to the relevant shareholders by the following day (Tuesday, October 13, 2020) in order to provide to them logistical information as to how they will be able to attend the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about September 16, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 3, 2020 (unless otherwise indicated) by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of September 3, 2020, to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 31,638,525 ordinary shares outstanding as of September 3, 2020.

Unless otherwise noted below, each shareholder’s address, for this purpose, is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
ARK Investment Management, LLC (1)	4,560,888		14.4%
Entities affiliated with Waddell & Reed Financial, Inc. (2)	2,757,203		8.7%
Entities affiliated with Senvest Management, LLC (3)	2,179,092		6.9%
Entities affiliated with The Phoenix Holdings Ltd. (4)	1,952,389		6.2%
Alpha Capital Anstalt (5)	1,764,706		5.6%
Monsanto Company (6)	1,636,364		5.2%

Executive Officers and Directors
Gadi Ben Nissim	0
Ido Dor	247,375	(7)	*
Douglas A. Eisner	0		*
Dr. Eyal Emmanuel	45,004	(8)	*
Dr. Elran Haber	0	(9)	*
Ofer Haviv	616,244	(10)	1.9%
Dr. Arnon Heyman	81,120	(11)	*
Mark Kapel	102,585	(12)	*
Dorit Kreiner	52,746	(13)	*
Gaya Loren	0
Martin S. Gerstel	667,756	(14)	2.1%
Sarit Firon	10,000	(15)	*
Ziv Kop	16,875	(16)	*
Dr. Adrian Percy	4,375	(17)	*
Leon Y. Recanati	1,004,485	(18)	3.2%
Dr. Oded Shoseyov	4,375	(19)	*
All directors and executive officers as a group (16 persons)	2,852,940		8.7%

_______________________________
* Less than 1%.
(1)
The beneficial ownership presented for ARK Investment Management, LLC (“ARK”) is based solely on information that is available at the website of ARK, updated as of September 8, 2020. On September 1, 2020, we entered into a securities purchase agreement with ARK pursuant to which ARK purchased from us 4,117,647 of the ordinary shares shown as beneficially owned by it, in a registered direct offering. The principal address of ARK is East 28th Street, 7th Floor, New York, NY 10016.

(2)
The information for this shareholder is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2020 by (i) Waddell & Reed Financial, Inc., or WDR; and (ii) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WDR, each of which reported sole voting and dispositive power with regard to all 2,757,203 shares. According to this Schedule 13G/A, the investment advisory contracts grant IICO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of the securities under Rule 13d-3 of the Exchange Act. These ordinary shares are held by WDR and IICO. The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(3)
The information for this shareholder is based upon a Schedule 13G/A filed jointly with the SEC on February 7, 2020 by (i) Senvest Management LLC. and (ii) Richard Mashaal. According to this Schedule 13G/A, all 2,179,092 reported ordinary shares are held in the accounts of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP (collectively, the “Investment Vehicles”). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of each of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. The principal address of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor New York, New York 10022. The address of Mr. Richard Mashaal is c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022.

(4)
The information for this shareholder is based upon a Schedule 13G/A filed jointly with the SEC on February 18, 2020 by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoenix Holdings Ltd. According to this Schedule 13G/A, 1,952,389 ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of The Phoenix Holdings Ltd. (referred to as the Subsidiaries), and only The Phoenix Holdings Ltd. may be deemed to possess shared voting and dispositive power with regard to such ordinary shares. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. According to the Schedule 13G/A, the Phoenix Holdings Ltd. is no longer controlled by the Delek Group Ltd. or by Itzhak Sharon (Tshuva). The principal address of the Phoenix Holding Ltd. is 53 Derech Hashalom, Givataim, 53454, Israel.

(5)
The information for this shareholder is based upon a Schedule 13G filed with the SEC on September 1, 2020 by Alpha Capital Anstalt. The principal address of Alpha Capital Anstalt is Lettstrasse 32, FL-9490 Vaduz, Furstentums, Liechtenstein.

(6)
The information for this shareholder is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses sole voting and dispositive power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA

(7)
Ido Dor serves as the CEO of our subsidiary company Lavie Bio, and as such, he holds options to purchase shares of Lavie Bio. In addition, Mr. Dor also holds options to purchase 247,375 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 21,875 on September 21, 2021, 7,500 on July 15, 2023, 25,000 on November 9, 2024, 23,000 on March 22, 2025, 80,000 on November 17, 2025, and 90,000 on August 8, 2027.

(8)
Consists of 45,004 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 22,502 on November 13, 2028, and 22,502 on December 23, 2028.

(9)
Elran Haber serves as the CEO of our subsidiary company Biomica, and as such, he holds options to purchase shares of Biomica rather than our Company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on April 27, 2020.

(10)
Consists of 616,244 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 215,000 on July 17, 2023, 170,000 on March 22, 2025, 168,744 on August 8, 2027, and 62,500 on April 21, 2030.

(11)
Arnon Hayman serves as the CEO of our subsidiary company Canonic Ltd. Dr. Hayman holds options to purchase 81,120 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 9, 2024, 18,000 on May 18, 2026, 37,500 on August 8, 2027, and 15,620 on February 26, 2028.

(12)
Consists of 102,585 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 13,500 on July 15, 2023, 12,000 on March 22, 2025, 17,400 on August 8, 2027, 37,500 on February 26, 2028, 11,250 on February 4, 2029 and 10,935 on July 30, 2029.

(13)
Includes 51,246 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 15,311 on February 4, 2029, and 35,935 on July 30, 2029. Also includes 1,500 ordinary shares held by a trustee in favor of Ms. Kreiner.

(14)
Includes 636,506 ordinary shares, consisting of: (a) 37,500 ordinary shares held by a trustee in favor of Mr. Gerstel; (b) 383,816 ordinary shares held by Mr. Gerstel; and (c) 215,190 ordinary shares held by Shomar Corporation with respect to which Mr. Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power. Also includes 31,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 5,000 on September 17, 2021, 5,000 on November 6, 2022, 5,000 on September 15, 2023, 5,000 on August 17, 2024, 5,000 on July 2, 2025, 5,000 on May 18, 2026, and 1,250 on May 16, 2027.

(15)	Consists of 10,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, which expire on August 10, 2026.
(16)
Consists of 16,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on March 20, 2024, 2,500 on March 22, 2025, 2,500 on February 28, 2026, and 1,875 on January 12, 2027.

(17)	Consists of 4,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, which expire December 23, 2028.
(18)
Includes 988,860 ordinary shares held by Mr. Recanati. Also includes 15,625 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on September 17, 2021, 2,500 on June 11, 2022, 2,500 on September 15, 2023, 2,500 on August 17, 2024, 2,500 on July 2, 2025, 2,500 on May 18, 2026, and 625 on May 16, 2027.

(19)	Consists of 4,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of September 3, 2020, which expire on November 13, 2028.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on April 27, 2020 (which we refer to as our 2019 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2019. Item 6.C of our 2019 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2019 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1
RE-ELECTION OF EACH OF (A) MS. SARIT FIRON, (B) MR. MARTIN S. GERSTEL, (C) MR. ZIV
KOP, (D) DR. ADRIAN PERCY, (E) MR. LEON Y. RECANATI AND (F) DR. ODED SHOSEYOV TO
SERVE AS A DIRECTOR OF THE COMPANY FOR A ONE-YEAR TERM

Background

Under our articles of association and the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a one-year term that concludes at the next annual general meeting of shareholders. Our Board, based on the recommendation of our compensation and nominating committee (in its role as nominating committee), which we refer to in this Proposal 1 as the Nominating Committee, has nominated each of (a) Mr. Martin S. Gerstel, (b) Ms. Sarit Firon, (c) Mr. Ziv Kop, (d) Dr. Adrian Percy, (e) Mr. Leon Y. Recanati and (f) Dr. Oded Shoseyov, each of whom is a current director of our Company, for re-election to hold office for a one-year term, until the annual general meeting of shareholders in 2021 and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles of Association. Under the Companies Law and our Articles of Association, the re-election of each director requires approval by shareholders present in person or by proxy and holding ordinary shares representing a simple majority (excluding abstentions and broker non-votes) of the votes cast and voting thereon at the Meeting.

Each of the six nominees has been determined by our Board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market. Therefore, to the extent that all of the nominees are re-elected, we will be able to maintain our compliance with the requirement under the Nasdaq Listing Rules that a majority of the Company's directors must be independent.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provides details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for reelection as a director has consented to be named and has agreed to serve as a director, if reelected. Our Nominating Committee recommended to our Board that each such director be nominated to serve for an additional term.

Biographical Information for Nominees

We have provided the following biographical information regarding the background and experience of each nominee for reelection, which is based upon the records of the Company and information provided to us by the nominees:

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016. Ms. Sarit Firon is the founding partner and managing partner of Team8 Capital, an early stage Venture Capital, and a partner at Team8 Group. Previously Ms. Firon was the Managing Partner of Cerca Partners, a Venture Capital, co-investment fund. Prior to that she was the Chief Executive Officer of Extreme Reality (XTR3D), a company that provides real time software-based, 3D motion capture technology, using a single standard webcam. Prior to her role at Extreme Reality (XTR3D), Ms. Firon held roles as Chief Financial Officer at each of Kenshoo, MediaMind (NSDQ: MDMD, acquired by DG corp.), OLIVE SOFTWARE, P-CUBE (acquired by Cisco) and RADCOM, LTD. (NSDQ: RDCM). Ms. Firon serves as the Chairperson of myThings, a global leader in customized programmatic ad solutions, which runs personalized retargeting campaigns on desktop, mobile and Facebook, since July 2015. Ms. Firon also holds other board positions at DTORAMA and Protected Media. Ms. Firon holds a Bachelor’s degree in accounting and economics, and a Diploma in accounting advanced studies, both from Tel Aviv University.

Mr. Martin S. Gerstel has served as our Chairman of the Board of Directors since December 2004 and as a director since February 2004. In addition, Mr. Gerstel has served as the Chairman of Compugen Ltd., a predictive drug discovery and development company, from 1997 to 2017; Chairman of Keddem Bioscience Ltd., a drug discovery company, from 2004 to 2016, and co-founder and co-chairman of Itamar Medical Ltd., a medical device company, from 1997 to 2017, where he now serves as a director. In addition, Mr. Gerstel has been a board member of Yeda Ltd., the technology transfer company of the Weizmann Institute of Science, since 1994 and was a board member of Yissum Ltd., the technology transfer company of The Hebrew University, from 2003 to 2015. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a BSc from Yale University and an MBA from Stanford University.

Mr. Ziv Kop has served as a director of our Company since January 2014. Mr. Kop serves as Managing Partner at OG Tech Partners and a director of Outbrain Inc. and Outbrain Ltd. From 2017 to 2019, Mr. Kop served as Partner at Marker/Innovation Endeavors VC. From February 2014 to June 2016, Mr. Kop served as chief operating officer and Active Board Member of Outbrain Inc. a web-based content discovery platform. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. and an MBA from Tel Aviv University Law School and Business School and is a graduate of INSEAD’s Young Managers Program.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of BioLumic, HiFidelity Genetics and Biotalys. He is a member of the science and technology boards of Terramera, Biotalys and Rothamsted Research. Dr. Percy currently serves as the CTO of UPL Ltd., is a venture partner with Finistere Ventures and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. Previously, Dr. Percy served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led crop protection development activities for Bayer in North America and regulatory affairs activities across the entire division of Crop Science. Dr. Percy has held positions in the research and development departments of Rhone Poulenc, Aventis CropScience and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Dr. Oded Shoseyov has served as a director of our Company since November 2018. Dr. Shoseyov is the scientific founder of 15 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano materials Ltd., Melodea Ltd., SavorEat Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., and Karme Yosef Winery. Dr. Shoseyov is a faculty member of The Hebrew University of Jerusalem, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 200 scientific publications and is the inventor or co-inventor of 64 patents. Dr. Shoseyov is a TED speaker and a co-owner and winemaker of BRAVDO winery. Dr. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Dr. Shoseyov holds a BSc from the Hebrew University (1981), MSc from the Hebrew University (1982), and a Ph.D. from the Hebrew University (1987).

 Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Ms. Sarit Firon be, and hereby is, re-elected to serve as a director of the Company until our 2021 annual general meeting of shareholders, and until her successor is duly elected and qualified.”

(b) “RESOLVED, that Mr. Martin S. Gerstel be, and hereby is, re-elected to serve as a director of the Company until our 2021 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(c) “RESOLVED, that Mr. Ziv Kop be, and hereby is, re-elected to serve as a director of the Company until our 2021 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(d) “RESOLVED, that Dr. Adrian Percy be, and hereby is, re-elected to serve as a director of the Company until our 2021 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

 (e) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, re-elected to serve as a director of the Company until our 2021 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(f) “RESOLVED, that Dr. Oded Shoseyov be, and hereby is, re-elected to serve as a director of the Company until our 2021 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reelection of each of the six directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution re-electing that director.

Board Recommendation

Our Board unanimously recommends a vote FOR the re-election of each one of the six directors, in each case to serve on our Board until the next annual general meeting of shareholders of the Company.

PROPOSAL 2
RATIFICATION AND APPROVAL OF PAST AND FUTURE ANNUAL OPTION
GRANTS TO OUR CHAIRMAN OF THE BOARD AND OUR DIRECTOR

Background

Under the Companies Law, the compensation of directors of a public company requires approval by the compensation committee of the board of directors, the board of directors, and the shareholders of the company (in that order).

Subject to such set of corporate approvals required under the Companies Law, under our Evogene Ltd. Officers Compensation Policy (which was last re-approved, in updated form, by our shareholders at our 2019 special general meeting of shareholders in September 2019), each new non-employee director who is appointed to our Board is entitled to receive, upon appointment, options to purchase up to 20,000 ordinary shares, par value NIS 0.02 per share, of the Company, or ordinary shares. In practice, each new director receives options to purchase 10,000 ordinary shares. Those options vest over a period of four years, with one-sixteenth of the options vesting at the end of each successive three-month period following the director's appointment, subject to continued service through each vesting date. The chairman of the board may be initially granted options to purchase twice the number of ordinary shares (i.e., up to 40,000) under the Officers Compensation Policy, on similar terms.

In addition, under the Officers Compensation Policy, each non-employee director is entitled to receive annually, upon the anniversary of such director’s original election to the board, options to purchase up to 5,000 ordinary shares, and in practice has received options to purchase 2,500 shares annually. Those options vest over a period of one year commencing three years following such anniversary of the director’s election to the Board, with one-fourth of the options vesting at the end of each successive three-month period during such year, subject to continued service through each vesting date. The chairman of the board is entitled to receive annually options to purchase twice the number of ordinary shares (i.e., up to 10,000 under the Officers Compensation Policy, and 5,000 in practice), on similar terms.

Under our Officers Compensation Policy, all option grants to directors are subject to the terms of our 2013 Share Option Plan, are granted at an exercise price equal to the higher of (i) the closing price of our ordinary shares on the TASE on the date of the option grant and (ii) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the options grant date (plus, in practice, 5% above that average closing price).  All options expire 10 years following the date of grant thereof.

Our compensation and nominating committee of our Board (in its role as compensation committee), or the Compensation Committee, our Board and our shareholders have approved the foregoing set of annual equity grants for each of our current directors (subject to their re-election to the Board on an annual basis), and we have been making those equity grants annually.

We have recently become aware that the initial approvals by our shareholders for those annual equity grants for two of our directors—our Chairman of the Board, Mr. Martin S. Gerstel, and Mr. Leon Y. Recanati— which were obtained in October 2010, were limited in time and expired at the end of 2014. In light of that new awareness, the Compensation Committee and Board have each re-considered the equity grants that they had believed had been duly awarded to Messrs. Gerstel and Recanati for the years 2015 through 2019 (in line with the grants made to all of our other non-employee directors during those years), and have determined to ratify those past equity grants, and to furthermore approve prospectively additional annual equity grants for Messrs. Gerstel and Recanati for 2020 and beyond. The number of options and exercise prices for each of those historical grants is set forth in the table below:

Year	Number of Options to Purchase Ordinary Shares		Exercise Price Per Share of Options
	Martin Gerstel (Chairman)	Leon Recanati	(identical for each grantee)
2015	5,000	2,500	NIS 39.53
2016	5,000	2,500	NIS 27.79
2017	5,000	2,500	NIS 19.59
2018	5,000	2,500	NIS 11.59
2019	5,000	2,500	NIS 6.19

In so ratifying and approving the proposed past and future grants to Mr. Gerstel and Mr. Recanati, the Compensation Committee and the Board each considered the factors enumerated in our Officers Compensation Policy. The Compensation Committee and the Board each expressed the view that the terms and conditions of the grants: (i) are appropriate, given the background and experience of Messrs. Gerstel and Recanati, (ii) are aligned with market terms for companies of similar position and size, and for directors of similar experience level, and (iii) are consistent with the Officers Compensation Policy.

In reaching their determination concerning the proposed annual option grants for Messrs. Gerstel and Recanati, our Compensation Committee and our Board considered our directors’ equity interest in our Company, the alignment of their interests with those of our Company, and the desire to encourage them to continue contributing their talent and time as our directors.  They also noted that the exercise price per share for each of the historical grants that are being ratified exceeds the current market price of our ordinary shares, which serves as an additional incentive for the directors to work towards creating value for our shareholders. Our Compensation Committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our directors’ equity interest in our Company, which encourages long-term retention of directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

At the Meeting, our shareholders will be asked to ratify the past annual option grants for the years 2015 through 2019, and to prospectively approve the future annual option grants, for each of Mr. Martin Gerstel and Mr. Leon Y. Recanati, in accordance with the description provided in this Proposal 2.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

“RESOLVED, that the annual grants of options, each to purchase 5,000 of our ordinary shares, to Mr. Martin Gerstel, our Chairman of the Board, and each to purchase 2,500 of our ordinary shares, to Mr. Leon Y. Recanati, our director, with respect to each of the years 2015 through 2019, in accordance with the grant mechanism described in the Company’s Officers Compensation Policy, be, and hereby are, ratified and approved in all respects”; and

“FURTHER RESOLVED, that prospective annual grants of options, each to purchase 5,000 ordinary shares, to Mr. Martin Gerstel, our Chairman of the Board, and each to purchase 2,500, of our ordinary shares, to Mr. Leon Y. Recanati, our director, for each year commencing with 2020, in accordance with the grant mechanism described in the Company’s Officers Compensation Policy, subject to the continued service by those individuals on our Board, be, and hereby are, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), each of the ratification of the past, and approval of the prospective, annual options grants to Mr. Gerstel and Mr. Recanati requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote "FOR” the foregoing resolutions ratifying and approving the past and prospective annual grants of options to purchase ordinary shares of our Company to Mr. Gerstel and Mr. Recanati.

PROPOSAL 3
APPROVAL OF GRANT OF OPTIONS TO PURCHASE 500,000 OF OUR ORDINARY SHARES TO
OUR PRESIDENT AND CEO

Background

Under the Companies Law, as a public Israeli company, we are generally required to obtain the approval of our Compensation Committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our President and Chief Executive Officer, Mr. Ofer Haviv, to whom we refer as our CEO. Mr. Haviv has been the Company’s President and Chief Executive Officer since December 2004.

Our Compensation Policy provides for the grant of equity from time to time to our CEO. The last such grant to Mr. Haviv occurred in August 2017, when he was granted options to purchase 225,000 of our ordinary shares, subject to a four-year vesting schedule.

The Compensation Committee firmly believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. The Compensation Committee aims to foster those objectives through compensatory measures that emphasize variable, performance-based incentives that create a balanced focus on both our short-term and long-term financial, operational and strategic goals.

In April 2020, the Compensation Committee and the Board approved a proposed award to our CEO of options to purchase 500,000 of our ordinary shares.

The Compensation Committee believes that the proposed grant fulfills the following performance-based compensation principles that it wants to implement in our CEO’s compensation:

Compensation Principles	Description
Alignment with Company’s Strategic and Business Objectives
●  The value of the grant is linked to a performance-based metric—our share price— which aligns with our financial and operational goals and strategy, which are aimed at enhancing value for our shareholders.
●  The vesting will occur over an extended period, thereby ensuring that the grant will have value only if there is a long-term appreciation of our ordinary shares, thereby aligning our CEO’s personal interest with that of our shareholders and encouraging our Company’s achievement of strong performance over a sustained period of time.

Long-Term Performance Orientation
● The four-year vesting period provides a long-term equity incentive to our CEO. The grant ties a substantial portion of our CEO’s compensation to achieving long-term (a four year vesting period, during which the options’ value will be tied to our share price) performance objectives that enhance shareholder value.

Balanced Mix
●  The grant helps to create an appropriate balance between current and long-term compensation and between cash- and equity-based incentive compensation:
    We provide current compensation to our CEO in the form of cash, divided between base salary and annual cash incentive/bonus, and long-term compensation in the form of equity, including the proposed share option grant.

Foster Long- Term Commitment to the Company
●  The grant helps to provide our CEO with an incentive for long-term continued employment with our Company, as it constitutes a long-term equity grant that vests over four years, thereby rewarding continued service and long-term performance/appreciation of our ordinary shares.

Mitigate Unnecessary Risk	● We mitigate unnecessary risk taking by maintaining a balanced CEO compensation program that balances base compensation with incentive awards such as the proposed option grant.
Market Competitive
●  The Compensation Committee believes that the proposed grant helps to maintain the appropriate mix of compensation elements and performance metrics and targets in our CEO’s compensation package, thereby helping to retain and incentivize our CEO and having a significant impact on driving performance.

The specific terms of the proposed option grant to our CEO are as follows:

Number of ordinary shares underlying options: 500,000

Exercise price per share: NIS 3.73.

The above exercise price represents the greater of (i) the average of the closing prices of the ordinary shares on the Tel Aviv Stock Exchange, or TASE, during the 30 trading days immediately prior to the date of the Board meeting approving the grant and (ii) the closing price of the ordinary shares on the TASE on the date of that Board meeting.

Vesting terms:

Subject to the CEO’s continued employment by the Company, the options will vest over four years as follows: 1/16 of the options shall vest for each complete three-month period following the date of the Board meeting approving the grant in April 2020.

Employment termination:

In the event of termination of the CEO’s employment with the Company, (i) all options that as of the time of such termination shall not have vested shall be canceled as of the date of such termination, and (ii) all options that as of the time of such termination shall have vested may be exercised within twelve (12) months after the date of such termination, but in any event not later than the date of expiration of the options’ term.

Acceleration of vesting:

In accordance with the terms of Mr. Haviv’s employment agreement, as amended, the vesting of the options shall be subject to the following terms of acceleration: in the event of an M&A Transaction (as described below), the vesting of all options that shall be outstanding and unvested at that time shall be automatically accelerated so that all such unvested options shall vest immediately prior to the closing of such M&A Transaction. “M&A Transaction” shall mean any of the following: (i) a merger, consolidation, recapitalization or similar event (or series of events) of the Company with or into another corporation as a result of which the shareholders of the Company holding a majority of the voting securities immediately prior to such transaction do not own a majority of the voting securities of the surviving entity; (ii) a sale or grant of perpetual exclusive license for all or substantially all of the intellectual property rights of the Company, or any other disposition of all or substantially all of the Company’s assets; and (iii) a transaction or series of related transactions in which a person or entity or group of person or entities acting in concert acquire more than fifty percent (50%) of the issued and outstanding share capital of the Company.

General terms:

The grant of the options will be effected under the Capital Gains Track of Section 102 of the Israeli Tax Ordinance, 1961, and subject to the terms and conditions of the Company’s 2013 Option Plan. The options will be held in trust by a trustee for purposes of the 2013 Option Plan. All options will expire 10 years after the grant date thereof, unless they expire earlier in accordance with the terms of the 2013 Option Plan.

Following the approval of our Compensation Committee, our Board resolved, subject to the approval of our shareholders, to approve the proposed option grant to our CEO. Each of the Compensation Committee and the Board has determined that the terms of the proposed option grant are consistent with our Compensation Policy, and are appropriate for an executive with the experience and professional skills of Mr. Haviv, and recommend unanimously that our shareholders approve the option grant.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the grant to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer, of options to purchase 500,000 of the Company’s ordinary shares, which will be subject to the terms described in Proposal 3 of the Proxy Statement, dated September 10, 2020, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the option grant to our CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposals”) concerning the requirement to check the box “FOR” in Item 3A to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 3 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 3A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 3 but will not count towards or against the special majority required for its approval. If you do not complete Item 3A, your vote will not be counted at all on Proposal 3.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the option grant to our President and Chief Executive Officer.

PROPOSAL 4
APPROVAL AND RATIFICATION OF THE COMPANY’S PROCURING COVERAGE AND
PAYMENT OF MARKET-LEVEL PREMIUMS AND DEDUCTIBLES UNDER RENEWED D&O
INSURANCE POLICIES

Background

Under our Officers Compensation Policy, each of our directors and officers is entitled to directors’ and officers’ liability, or D&O, insurance coverage.

At a special general meeting of shareholders held in September 2019, our shareholders approved our obtaining a general D&O insurance policy with aggregate coverage of $40 million and a Side A DIC (Difference in Conditions) insurance policy with additional coverage of $10 million. Pursuant to that approval, we obtained a general D&O insurance policy with $25 million of coverage, along with a Side A DIC policy with additional coverage of $10 million (we refer to those policies, or any other policies for D&O coverage, as the D&O insurance policies). The approval by our shareholders specified certain maximum annual premium levels. That shareholder approval covered D&O insurance policies for our directors and officers, both then-present and future, allowing for renewal of those policies from time to time for a period that was not to exceed five years from the date of approval (i.e., until October 2024). Our ability to rely on that shareholder approval for renewal of our D&O insurance policies was conditioned upon our remaining within limitations concerning total coverage amounts and total annual premiums, specifically:

(i) the renewals could be obtained from the same or different insurance carriers;
(ii) the total coverage amounts under the D&O insurance policies would not exceed $50 million, in the aggregate; and
(iii) the total annual premiums for each 12-month period could not exceed by more than 25% the estimated $900,000 initial annual premium payable under the coverage.

The present coverage under our D&O insurance policies will expire on September 30, 2020. In light of that impending expiration, our Compensation Committee and Board seek to renew our coverage, and to maintain the existing coverage levels under those respective policies. As reported in our proxy statement for our September 2019 special shareholder meeting, and as remains true presently, based on information provided to us by our insurance broker, there continues to be a significant increase in the cost of D&O insurance for smaller, dual-listed public companies such as our Company. The increases have been tied to perceived heightened levels of risk for D&O insurers. There has been a record-high number of securities class actions filed against issuers of common or preferred stock listed in the United States. Insurers have been increasing their level of compensation (in the form of premiums), which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs.

As a result of these changes in the D&O insurance market, we believe we will need to increase the premiums that we pay in order to maintain the coverage levels under our renewed D&O insurance policies. We currently estimate that the aggregate annual premiums under our prospective renewed D&O insurance policies will be approximately $1.5 million. We expect, therefore, that those annual premium amounts will exceed the maximum premium level authorized under our September 2019 shareholder approval, thereby requiring us to seek shareholder approval at the Meeting for the renewal, as of October 1, 2020, of our D&O insurance policies.

Each of our Compensation Committee and our Board has concluded, after internal deliberation and based on the advice of the Company’s insurance broker and insurance advisor, that maintaining our D&O insurance coverage levels of up to $50 million of aggregate coverage (when combining both general D&O insurance, Side A DIC insurance or any other category of D&O insurance coverage) under our renewed D&O insurance policies, as proposed under this Proposal 4, is both (i) customary for a company of our size and market capitalization and (ii) necessary to enable our officers and directors to make and implement decisions that are in the best interest of our Company and our shareholders.

Each of our Compensation Committee and the Board has therefore approved our obtaining renewed D&O insurance policies during a period not to exceed five years from the date of approval (i.e., until October 2025) under which:

•	the aggregate coverage will not exceed $50 million;
•	renewals of the policies can be obtained from the same or different insurance carriers;
•	the total annual premiums for each 12-month period will not exceed, by more than a cumulative 25% increase, the estimated October 2020 annual premium of $1.5 million; and
•	the amounts of the premiums and deductibles that we pay will be based on market prices and will not be material to the Company.

The Compensation Committee and Board will confirm, prior to our obtaining those renewed policies, that the final terms of our actual D&O insurance coverage— once known— fulfill the foregoing conditions.

Under the Companies Law, our procurement of renewed coverage under the D&O insurance policies (which are expected to require premium levels greater than those previously approved by our shareholders at our September 2019 special shareholder meeting), requires the approval of our shareholders, which we are seeking at the Meeting.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting pursuant to this Proposal 4:

”RESOLVED, that the Company’s obtaining up to $50 million of aggregate coverage under any Directors’ and Officers’ liability insurance policies, the renewal thereof from the same or different insurance carriers at total premiums for each 12-month period that will not exceed, by more than a cumulative 25% increase, the estimated October 2020 annual premium of $1.5 million, and the payment of those premiums and deductibles at levels that reflect market prices and are not material to the Company, as to be confirmed by the Compensation Committee, as described in Proposal 4 of the Proxy Statement with respect to the Meeting, be, and hereby are, authorized and approved.”

 “FURTHER RESOLVED, that any actions taken by the Company’s chief executive officer, chief financial officer and any persons designated thereby prior to the adoption of the foregoing resolution in furtherance of the foregoing be, and hereby are, approved and ratified in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the procurement of renewed coverage under our D&O insurance policies requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the procurement of renewed coverage under our D&O insurance policies.

PROPOSAL 5
APPROVAL OF AMENDMENT TO OFFICERS COMPENSATION POLICY TO ADD (I) D&O
INSURANCE COVERAGE LEVEL LIMITS AND (II) REQUIREMENT THAT D&O INSURANCE
PREMIUMS AND DEDUCTIBLES BE CONSISTENT WITH MARKET TERMS

Background

Under the Companies Law regulations, if a compensation policy for a company’s officers and directors contains detailed provisions regarding D&O insurance coverage to which a company’s officers and directors are entitled, and that compensation policy is approved by the company’s shareholders, the company may subsequently modify the terms of its actual D&O insurance coverage within the parameters stated within the compensation policy based on the approval of the compensation committee alone, without the need for board or shareholder approval. That leniency is conditioned on the compensation committee’s determination that the actual coverage is on market terms and is not expected to materially impact a company’s profitability, assets or liabilities.

As described in Proposal 4 above, in light of the significant increases in the cost of D&O insurance for all public companies, but in particular for smaller, dual-listed public companies such as our Company, the premium levels under our prospective D&O insurance policies (being renewed effective as of October 1, 2020) are expected to exceed the maximum permitted D&O insurance premium levels last approved by our shareholders at our September 2019 special shareholder meeting. That is true despite the fact that we expect to obtain a similar coverage level under the prospective D&O insurance policies (approximately $35 million of aggregate coverage (when combining both general D&O insurance and Side A DIC insurance), and in any case not in excess of the $50 million coverage level last approved by our shareholders) as under the present policies.

Rather than to merely approve amended terms for our D&O insurance policies, as we seek to do under Proposal 4, we also seek to take advantage of the above-described Companies Law leniency that is available to companies that integrate parameters regarding D&O insurance coverage into their compensation policy itself. Consequently, under this Proposal 5, we seek to add parameters regarding coverage under our D&O insurance policies into the text of our Officers Compensation Policy.

In order to avail ourselves of that Companies Law leniency, we need to include the overall coverage level limits under our D&O insurance policies in the text of our Officers Compensation Policy, which limits were set at $50 million of aggregate coverage (when combining both general D&O insurance and Side A DIC insurance) based on the approval at our September 2019 special shareholder meeting (which limits are preserved under Proposal 4 above). As to the parameters for maximum D&O insurance premium levels, we seek to avail ourselves of an additional leniency, which was recently announced by the Israeli Securities Authority, or ISA. Under the ISA’s guidance, when we include details regarding our D&O insurance policies in our Officers Compensation Policy, we will not need to specify quantitative limitations on premiums and deductibles that may be paid by our Company under those policies. Instead, we may replace those limitations with the requirement that such premiums and deductibles be consistent with market terms and not material to our Company. As a result of our implementing that allowance into the text of our Officers Compensation Policy, then, assuming that our Compensation Committee determines that the amounts of the premiums and deductibles are on market terms and not material for our Company, our shareholders will no longer need to approve maximum levels of annual premiums or deductibles as part of their approval of the renewal of our D&O insurance policies.

As a result of our reliance on this leniency (assuming that our shareholders approve this Proposal 5), our Officers Compensation Policy will merely state the maximum D&O coverage level(s), which will remain $50 million of aggregate coverage (when combining all types of D&O insurance coverage), and will not specify premium or deductible levels for that coverage.

Proposed Resolution

“RESOLVED, that Section 7.1 of the Company’s Officers Compensation Policy be amended and restated in its entirety as set forth in Annex A to this Proxy Statement, in order to provide for maximum $50 million coverage levels, in the aggregate, under the Company’s D&O insurance policies and for the payment of D&O insurance premium(s) and deductibles that are consistent with market terms, and that are not material to our Company.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the amendment to our Officers Compensation Policy under this Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description under “Vote Required for Approval of the Proposals” concerning the requirement to check the box “FOR” in Item 5A to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 5 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 5A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 5 but will not count towards or against the special majority required for its approval. If you do not complete Item 5A, your vote will not be counted at all on Proposal 5.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the addition of details regarding D&O insurance policy coverage amounts and premiums/deductibles into our Officer Compensation Policy.

PROPOSAL 6
RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE COMPANY’S
INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2020

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2019 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2020 and for the additional period until the close of the 2021 annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Principal Accountant Fees and Services

We paid or accrued the following fees for professional services rendered by Kost Forer to our Company for the years ended December 31, 2019 and 2018:

	2019	2018
Audit Fees	$130,000	$155,000
Audit-Related Fees	5,000	-
Tax Fees	14,000	23,000
All Other Fees	-	-
Total	$149,000	$178,000

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

 “Audit-related fees” and “All Other Fees” are for other tax filings and IFRS-US GAAP translations for internal use.

 “Tax fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

In accordance with the Sarbanes-Oxley Act of 2002, our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2019.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, that the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, be and hereby are reappointed as the Company's independent, external auditors for the year ending December 31, 2020 and the additional period until the 2021 annual general meeting of shareholders, and that the Company’s Board of Directors be, and hereby is, authorized to set the fees to be paid to such auditors, with power of delegation to the audit committee thereof.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated statements of financial position as of December 31, 2019 and the Company’s audited consolidated statements of profit or loss for the year then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2019 comprise a part of the Company’s Annual Report on Form 20-F, which we filed on April 27, 2020 with the SEC, and which is available at the SEC’s website, www.sec.gov, at the Magna website of the Israel Securities Authority at www.magna.isa.gov.il, and at our Company's website at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of 2020 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the Magna website of the Israel Securities Authority (www.magna.isa.gov.il), and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Dorit Kreiner Ms. Dorit Kreiner Chief Financial Officer

Dated:  September 10, 2020

Annex A

Amendment to Evogene Ltd. Officers Compensation Policy

Section 7.1 of the Evogene Ltd. Officers Compensation Policy is hereby amended and rested in its entirety as follows:

“7.1  Insurance and Indemnification

 7.1.1.          The Company may indemnify its Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on an Officer, as provided in the indemnity agreement between such individuals and the Company, all subject to applicable law and the Company’s articles of association.

 7.1.2.          The Company will provide directors’ and officers’ liability (“D&O”) insurance for its Officers as follows:

                    7.1.2.1               The limit of liability of the insurer(s) shall not exceed $50 million in the aggregate for any and all types of D&O insurance coverage for each 12 month period; and

                    7.1.2.2              The D&O insurance coverage, including the limit of liability, the premiums and the deductibles, and each extension or renewal of such coverage, shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that (i) the total amount of the coverage is reasonable considering the Company’s exposures, the scope of coverage and the market conditions, and (ii) the amounts of the premiums and the deductibles for such insurance coverage reflect then-current market conditions and shall not materially affect the Company’s profitability, assets or liabilities.”